Exhibit 99.2

AMENDMENT NO. 1

TO THE CERVOMED INC.

2025 EQUITY INCENTIVE PLAN

This AMENDMENT NO. 1 TO THE CERVOMED INC. 2025 EQUITY INCENTIVE PLAN (this “Amendment”) is made as of June 8, 2026.

Pursuant to Section 19 of the CervoMed Inc. 2025 Equity Incentive Plan (the “Plan”), the Plan is hereby amended as follows:

1. Effective upon the approval of the holders of at least a majority of the outstanding shares of stock of CervoMed Inc. (the “Company”) entitled to vote at the Company’s 2026 Annual Meeting of Stockholders, Section 4.1 of the Plan is hereby deleted and replaced in its entirety by the following:

“4.1 Maximum Number of Shares Available. Certain Restrictions on Awards. Subject to adjustment as provided in Section 4.3 of the Plan, the maximum number of shares of Common Stock that will be available for issuance under the Plan will be the sum of:

(a) 2,800,000 (the “Base Amount”);

(b) the number of shares issued or Incentive Awards granted under the Plan in connection with the settlement, assumption or substitution of outstanding awards or obligations to grant future awards as a condition of the Company and/or any Subsidiary(ies) acquiring, merging or consolidating with another entity; and

(c) the number of shares that are unallocated and available for grant under a stock plan assumed by the Company or any Subsidiary(ies) in connection with the merger, consolidation, or acquisition of another entity by the Company and/or any of its Subsidiaries, based on the applicable exchange ratio and other transaction terms, but only to the extent that such shares may be utilized by the Company or its Subsidiaries following the transaction pursuant to the rules and regulations of The NASDAQ Stock Market (or other applicable exchange or market on which the Company’s Common Stock may be traded or quoted).

The shares available for issuance under the Plan may, at the election of the Committee, be either treasury shares or shares authorized but unissued, and, if treasury shares are used, all references in the Plan to the issuance of shares will, for corporate law purposes, be deemed to mean the transfer of shares from treasury.

Notwithstanding any other provisions of the Plan to the contrary, (i) no more than 2,800,000 shares of Common Stock may be issued pursuant to the exercise of Incentive Stock Options granted under the Plan; and (ii) no Participant may be granted Incentive Awards covering more than 400,000 shares of Common Stock during any one calendar year. All of the foregoing share limits are subject, in each case, to adjustment as provided in Section 4.3 of the Plan. Incentive Stock Options issued as a result of the Company’s assumption or substitution of like awards issued by any acquired, merged or consolidated entity pursuant to applicable provisions of the Code will not count towards the limit in clause (i). Incentive Awards issued as a result of the Company’s assumption or substitution of like awards issued by any acquired, merged or consolidated entity will not count towards the limit in clause (ii).

The maximum aggregate grant date fair value (determined in accordance with ASC 718) of Incentive Awards to be granted and other cash compensation paid to any non-employee director in any calendar year may not exceed $750,000, increased to $1,000,000 in the year in which such non-employee director initially joins the Board.”

Except as specifically provided in and modified by this Amendment, all of the terms and conditions of the Plan are hereby ratified and confirmed, and all references to the Plan shall be deemed to refer to the Plan as modified by this Amendment.

IN WITNESS WHEREOF, the Company has caused this Amendment to the Plan to be executed by its duly authorized officers this 8th day of June, 2026.

CERVOMED
/s/ William Elder
Name: William Elder
Title: Chief Financial Officer, General Counsel & Corporate Secretary